1	**Details of the person discharging managerial responsibilities/person closely associated**	
a)	Name	Alf Torstensen
2	**Reason for the notification**	
a)	Position/status	Close associate of primary insider General Counsel Siv Helen Rygh Torstensen
b)	Initial notification/Amendment	Initial notification
3	**Details of issuer**	
a)	Name	Equinor ASA
b)	LEI	OW6OFBNCKXC4US5C7523
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Sale of shares ISIN NO0010096985
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)	

Price(s)	Volume(s)
300.90	350

d)	Aggregated information — Aggregated volume — Price	Volume 350 Price NOK 300.90
e)	Date of the transaction	2024-04-30
f)	Place of the transaction	XOSL – Oslo Børs